[ANWORTH MORTGAGE ASSET CORPORATION LETTERHEAD]

February 26, 2010

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Sonia Barros

Re:	Anworth Mortgage Asset Corporation
Registration Statement on Form S-3
File No. 333-164046

Dear Ms. Barros:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Anworth Mortgage Asset Corporation (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that the Registration Statement may be declared effective at 9:00 a.m., Eastern Time, on Friday, February 26, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

The Company does not have any arrangement with respect to the amount of compensation or otherwise with any underwriter or broker-dealer relating to the proposed offering of the securities specified in the above-referenced Registration Statement, and, therefore, the Company has not requested or received a review by the Financial Industry Regulatory Authority in connection with the above-referenced Registration Statement.

Very truly yours, ANWORTH MORTGAGE ASSET CORPORATION

By:	/s/ Charles J. Siegel
Charles J. Siegel Senior Vice President—Finance